UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                (Final Amendment)

                    Under the Securities Exchange Act of 1934


                              SBS Broadcasting S.A.
                (formerly Scandinavian Broadcasting System S.A.)
                                (Name of Issuer)

                           Ordinary Shares of EUR 2.00
                         (Title of Class of Securities)

                                   L8137F-10-2
                                 (CUSIP Number)

Anton A.M. Tuijten, Esq.                             with copies to:
General Counsel                                      William F. Wynne, Jr., Esq.
United Pan-Europe Communications N.V.                White & Case LLP
Boeing Avenue 53                                     1155 Avenue of the Americas
1119 PE Schiphol Rijk                                New York, NY 10036
The Netherlands                                      (212) 819-8316
11-31-20-778-9872
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  April 9, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  ------------

                                                                     Page 2 of 8
                                  SCHEDULE 13D

---------------------------------
 CUSIP No. L8137F-10-2
---------------------------------
-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         United Pan-Europe Communications N.V.
         98-0191997
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |_|
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES                     7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                       0
EACH REPORTING PERSON
WITH                                ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0(1)
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             |_|
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO, HC
-------- -----------------------------------------------------------------------

-------------

(1) UnitedGlobalCom, Inc. ("UGC") indirectly owns 53.1% of United Pan-Europe Communications N.V. ("UPC"). UPC, in turn, indirectly owns 100% of UPC Investments I B.V. ("UPC Investments") which owned the ordinary shares that are the subject to this Schedule 13D amendment. UPC Investments transferred those ordinary shares to UPC. UGC directly owns 100% of the issued and outstanding shares of United CMH Holdings, Inc. ("United CMH"). United CMH assigned its rights to purchase the ordinary shares that are the subject of this Schedule 13D amendment to UnitedGlobalCom Europe B.V. ("UGC Europe"), a company with limited liability organized under the law of The Netherlands and an affiliate entity of UGC. As reported in this Schedule 13D amendment, UGC Europe acquired from UPC the ordinary shares that are the subject of this Schedule 13D amendment.

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. L8137F-10-2
---------------------------------
-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         UPC Investments I B.V. (2)
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) |_|
                                                                       (b) |_|

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          |_|
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES                     7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                       0
EACH REPORTING PERSON
WITH                                ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            |_|
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

-------------
(2) UPC indirectly owns 100% of the shares of UPC Investments.

Item 1.  Security and Issuer

     This Amendment No. 1 (Final Amendment) amends and supplements the Amended and Restated Schedule 13D (the "Schedule 13D") filed on February 25, 2003 by United Pan-Europe Communications N.V., a public company with limited liability organized under the laws of The Netherlands (the "Seller") and UPC Investments I B.V., a private company with limited liability organized under the laws of The Netherlands, (the "Initial Purchaser" and, together with the Seller, the "Reporting Persons"), relating to 6,000,000 of the ordinary shares of (euro)2.00 each (the "Shares") of SBS Broadcasting S.A. (the "Company"), a joint stock company organized and existing under the laws of Luxembourg. Information in the
Schedule 13D remains in effect except to the extent that it is superseded and/or supplemented by the information contained in this Amendment No. 1.

     The principal executive offices of the Company are located at 8-10 rue Marthias Hardt, L-1717, Luxembourg, Luxembourg.

Item 4.  Purpose of Transaction

     The third and fourth paragraphs of Item 4 are hereby amended and restated in their entirety to read as follows:

     "On December 3, 2002, the Seller commenced a voluntary Chapter 11 case (the "Chapter 11 Case") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). In order to further the Seller's reorganization efforts and to enable it to consummate a plan of reorganization in the Chapter 11 Case, as described in Item 6, the Shares were transferred to the Seller and the Seller sold the Shares to UnitedGlobalCom Europe B.V. ("UGC Europe"), a company with limited liability organized under the law of The Netherlands and an affiliate of UnitedGlobalCom, Inc., a Delaware corporation (the "Parent"), in accordance with the terms and conditions of the purchase and sale agreement by and between United CMH Holdings Inc., an indirect wholly-owned subsidiary of the Parent ("CMH"), and the Seller, dated as of March 5, 2003 (the "Purchase Agreement") (a copy of which is attached hereto as Exhibit 6). CMH assigned its rights to purchase the shares to UGC Europe. As further described in Item 6, the Shares were transferred to the Seller on April 8, 2003. The Seller sold the Shares to UGC Europe on April 9, 2003. The transfer and sale of the Shares were authorized by an order of the Bankruptcy Court approving such sale under Sections 363 and 1146 of Title 11 of the United States Code (a copy of which is attached hereto as Exhibit 5) and approved by the Administrator (the "Administrator") appointed by the Amsterdam Court (Rechtbank) to oversee the operations of the Seller. The total consideration paid for the purchase of all 6,000,000 Shares was one hundred million euros ((euro)100,000,000).

     Except as otherwise set forth in this Item 4, none of the Initial Purchaser or the Seller has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     As a result of the consummation of the transactions contemplated by the Purchase Agreement, the Reporting Persons no longer have any beneficial ownership with respect to the Shares."

Item 5. Interest in Securities of the Issuer

     The last three paragraphs of Item 5 are hereby amended and restated in their entirety to read as follows:

     "As a result of the transfer and sale of the Shares described in Item 4, at the close of business on April 9, 2003, none of the Initial Purchaser or the Seller beneficially owns any ordinary shares of the Company.

     At the close of business on April 9, 2003, each of the Reporting Persons had no sole or shared power to vote, direct the vote, dispose, or direct the disposition of, the Shares.

     Except as otherwise set forth in this Item 5, none of the Initial Purchaser or the Seller has effected any transaction in ordinary shares of the Company during the past 60 days."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended to add at the end thereof the following:

     "The Initial Purchaser declared and paid a dividend in kind on its share capital to the sole holder of its share capital, UPC Intermediates B.V. ("Intermediates"), and transferred the Shares of the Company to Intermediates as a dividend in kind.

     Intermediates declared and paid a dividend in kind on its share capital to the sole holder of its share capital, the Seller, and transferred the Shares of the Company to the Seller as a dividend in kind.

     As described in Item 4, the Seller entered into the Purchase Agreement pursuant to which the Seller sold the Shares of the Company to UGC Europe for an amount in cash equal to one hundred million euros ((euro)100,000,000). The sale of the Shares took place on April 9, 2003."

Item 7. Material to Be Filed as Exhibits

     5. Order Authorizing (A) Transfer of Shares of SBS Broadcasting S.A. to the United Pan-Europe Communications N.V., (B) Sale of Shares and (C) Assumption and Assignment of Related Agreement, together with the form of purchase and sale agreement to be entered into by and between United Pan-Europe Communications N.V. and an affiliate of UnitedGlobalCom, Inc.*

     6. Share Purchase and Sale Agreement by and between United CMH Holdings Inc. and United Pan-Europe Communications N.V., dated as of March 5, 2003.

     7. Joint Filing Agreement between UPC Investments I B.V. and United Pan-Europe Communications N.V., dated April 9, 2003.

-------------
* Incorporated by reference to Exhibit 99.1 of the Seller's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on March 5, 2003.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                             UPC INVESTMENTS I B.V.

                             By:   UPC MANAGEMENT B.V.,
                                   its sole director



                                   By:/s/Anton A.M. Tuijten
                                      -----------------------------------
                                      Name:   Anton A.M. Tuijten
                                      Title:  Director


                             UNITED PAN-EUROPE COMMUNICATIONS N.V.



                             By:/s/Anton A.M. Tuijten
                                -----------------------------------------
                                Name:   Anton A.M. Tuijten
                                Title:  Member of the Board of Management
                                        and General Counsel



Date:  April 9, 2003

                                  EXHIBIT INDEX

Exhibit No.                                   Exhibit



5. Order Authorizing (A) Transfer of Shares of SBS Broadcasting S.A. to the United Pan-Europe Communications N.V., (B) Sale of Shares and (C) Assumption and Assignment of Related Agreement, together with the form of purchase and sale agreement to be entered into by and between United Pan-Europe Communications N.V. and an affiliate of UnitedGlobalCom, Inc.*

6. Share Purchase and Sale Agreement by and between United CMH Holdings Inc. and United Pan-Europe Communications N.V., dated as of March 5, 2003.

7. Joint Filing Agreement between UPC Investments I B.V. and United Pan-Europe Communications N.V., dated April 9, 2003.


--------------
* Incorporated by reference to Exhibit 99.1 of the Seller's Current Report on Form 8-K filed with the SEC on March 5, 2003.